UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005.

Commission File Number 001-14642

ING Groep N.V.

(Translation of registrant’s name into English)

Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [  ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-84226), AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS: 333-11368, 333-11414, 333-13038, 333-13664, 333-13668, 333-14254, 333-14252, 333-81564, 333-92220 AND 333-108833) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Report contains a copy of the following:

(1)     The Press Release issued on November 4, 2005

Amsterdam • 4 November 2005

Alexander Rinnooy Kan to resign from ING Executive Board subject to proposed appointment as SER Chairman

ING Group announced today that Alexander Rinnooy Kan (56), member of the ING Group Executive Board responsible for ING’s insurance activities in Central Europe and Asia/Pacific, ING Investment Management in Asia/Pacific and ING Real Estate, expressed his intention to resign from the Executive Board as of the Annual Shareholders Meeting on 25 April 2006 upon his proposed appointment by the Dutch Cabinet as Chairman of the Social and Economic Council of the Netherlands (SER).

The SER is the main advisory body to the Dutch government on national and international social and economic policy. It represents the interests of trade unions and industry, advising the government on all major social and economic issues.

“During his ten years at ING, Alexander Rinnooy Kan has been a key factor in the success of the organisation’s growth strategy, due to his vast experience and excellent reputation worldwide. His broad knowledge of the business and ability to build and maintain strong relationships have continuously supported ING’s growth ambitions. ING regrets Alexander Rinnooy Kan’s resignation, but congratulates him and wishes him all the best in this prestigious position,” said Michel Tilmant, Chairman of the Executive Board of ING Group.

A successor will be named as soon as possible and proposed for appointment during the Annual Shareholders Meeting on 25 April 2006.

Press enquiries: ING Group Peter Jong, +31 20 541 5457, peter.jong@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 114,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By: /s/C. Blokbergen

C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: November 4, 2005